Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto sells wharf and land options to LNG Canada

12 February 2014

Rio Tinto has entered into an option agreement with LNG Canada, a joint venture comprising Shell Canada Energy, Phoenix Energy Holdings Limited (an affiliate of Petro-China Investment (Hong Kong) Limited), Kogas Canada LNG Ltd. (an affiliate of Korea Gas Corporation) and Diamond LNG Canada Ltd. (an affiliate of Mitsubishi Corporation) to acquire or lease a wharf and associated land at its port facility at Kitimat, British Columbia, Canada. LNG Canada is proposing to construct and operate a natural gas liquefaction plant and marine terminal export facility at Kitimat.

The agreement provides LNG Canada with a staged series of options payable against project milestones. The financial arrangements are commercially confidential.

Sam Walsh, chief executive, Rio Tinto said: “This is an excellent example of how we can generate meaningful value from our existing assets by selling options on port facilities to LNG Canada enabling it to share one of the best deep water ports on the western seaboard of the country. This innovative approach will provide an expanded gateway for Canadian resources to worldwide markets which has the potential to benefit the communities and economy of British Columbia.”

Andy Calitz, vice president, LNG Canada commented: “We are pleased to confirm the finalisation of this agreement. We believe the LNG Canada project represents the best opportunity to bring the liquefied natural gas industry and its benefits to the people and communities of British Columbia.”

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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